Exhibit 99.1

Canadian Solar Appoints Guangchun Zhang as Chief Operating Officer

GUELPH, Ontario, Canada, Dec. 13, 2012 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ:  CSIQ), one of the world’s largest solar power companies, today announced the appointment of Mr. Guangchun Zhang as Chief Operating Officer.  Reporting directly to Canadian Solar Chairman and Chief Executive Officer, Dr. Shawn Qu, Mr. Zhang will oversee all aspects of the Company’s production operations, including manufacturing, quality control, research and development, as well as environmental and safety management.

Dr. Shawn Qu, Chairman and Chief Executive Officer remarked: “We are delighted to be able to appoint a Chief Operating Officer with the depth of relevant solar industry experience that Guangchun brings to Canadian Solar, as we continue to build and consolidate our position as one of the world’s top-three largest solar power companies. Guangchun’s experience and proven success makes him a perfect fit for Canadian Solar as we position our business for the next phase of growth.”

Mr. Guangchun Zhang commented: “Canadian Solar is well positioned to continue to gain market share as a supplier of modules and solar energy solutions, with a competitive cost structure, leading technology, and a differentiated business model. I am very pleased to join the Company at this exciting moment and look forward to working with Shawn and the entire Canadian Solar team to continue to extend our leadership position.”

Mr. Zhang has over 18 years of experience in the photovoltaic industry. Before joining Canadian Solar, Mr. Zhang worked for Suntech Power Holdings Co., Ltd, most recently as Vice President for R&D and Industrialization of Manufacturing Technology. Prior to joining Suntech, Mr. Zhang had previously worked at the Centre for Photovoltaic Engineering at the University of New South Wales in Australia and Pacific Solar Pty. Limited. Mr. Zhang received his bachelor degree in 1982 from the School of Electronic Engineering at Shandong Industrial Institute.

About Canadian Solar

Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia, Africa and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.